

# HOBBYDB
*2022 Report*

# *Dear investors,*

2022 was an exciting year for the business. We're now more than 580,000 members strong, including more than 2,000 Volunteers and Advisory Board Members. The hobbyDB App continued to gain traction with more than 200,000 downloads! We improved our marketplace and introduced new ways for our community to make money on their collections. Database Items and Price Points grew tremendously this year (all part of our Museum of the World Vision). We ended the year with a massive 688,461 Database Items and 5.5M Prices in the Price Guide

Other Database Milestones Hit in 2022 included -

100,000 Hard Rock Cafe Collectibles
200,000+ model cars documented
New Category: Autographed NFL, MLB and NASCAR Helmets
7,782 new Funko items including hundreds of autographed variants

We want you to know that we appreciate all that you do year round. Thank you to everyone who has helped make hobbyDB better in every way this year.

### We need your help!

We'd love for you to get more involved! Here are five ways -

1. Have a database of collectibles or know someone that does? Let us know so we can help ensure that the data is preserved forever on hobbyDB.

2. If you haven't already, join the powerful Volunteer Squad to help ensure the data is always clean and up to date.

3. Like us on all of our social channels and share our news with your followers when you are excited about an update.

4. Download the App and if you love it, make sure to let the world know by giving it a 5 star rating.

5. Tell your friends about hobbyDB and invite them to join!

*Sincerely,*

*Ted Huffman*
Board Member

*Christian Braun*
Board Member

## Our Mission

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $5.7B worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

See our full profile

## How did we do this year?

*Report Card*

**B+**

### The Good

The hobbyDB App hit 200,000 downloads. Traffic from new App users grew by 225% year over year.

Registered Users hit 580,000, Database items grew to 688,461 and we now have 5.5M Prices in the Price Guide

We introduced multiple new revenue streams that we plan to optimize in 2023.

### The Bad

The migration of The Toy Peddler took longer then we expected. However it added more than 70,000 new listings to the marketplace.

Site performance struggled towards the end of Q4 However we've already optimized our servers to ensure better performance in 2023.

Organic traffic did not grow as quickly as we would like. We are releasing multiple SEO improvements to ensure 2023 traffic increases.

## 2022 At a Glance

January 1 to December 31











$469,148 +6%
Revenue

-$254,729
Net Loss

$204,585 +47%
Short Term Debt

$296,410
Raised in 2022

$52,852
Cash on Hand
As of 04/ 4/23

INCOME | BALANCE | NARRATIVE

## Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

Built and Owned by Collectors like you

Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles super-powered with a price guide, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $5.7B worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

### Milestones

Hobbydb Corp. was incorporated in the State of Delaware in October 2013.

Since then, we have:

- We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors
- hobbyDB is home to 580,000 collectors who have collections worth $5.7 Billion
- Our App continues to grow with more than 200,000 Downloads and a 4.8 rating on iOS.
- Funko is profitable for us, representing an annual contribution of $420,000, growing 68% YoY.
- Backed by industry veterans including folks from Disney, Hot Wheels, and Collectors Universe.
- We power the Databases and Price Guides behind brands such as Funko and Hard Rock International
- CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40M GMV

### Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $469,148 compared to the year ended December 31, 2021, when the Company had revenues of $443,779. Our gross margin was 78.29% in fiscal year 2022, compared to 71.25% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $242,029, including $45,261 in cash. As of December 31, 2021, the Company had $341,404 in total assets, including $112,406 in cash.
- *Net Loss*. The Company has had net losses of $254,729 and net losses of $162,993 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $266,380 for the fiscal year ended December 31, 2022 and $197,108 for the fiscal year ended December 31, 2021.

### Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

### Liquidity & Capital Resources

To-date, the company has been financed with $498,497 in debt and $4,346,406 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

Hobbydb Corp. cash in hand is $52,852.35, as of April 2023. Over the last three months, revenues have averaged $56,000/month, cost of goods sold has averaged $7,071/month, and operational expenses have averaged $57,422/month, for an average burn rate of $8,493 per month. Our intent is to be profitable in 0 months.

We're working hard to ensure we can hit break even and continue to grow revenue throughout 2023.

We do not plan any changes unless we raise over $300,000 in which case we will hire two more developers to work on image recognition for our app.

We are extremely close to being profitable and plan to hit break even by Q3. We've introduced new revenue streams including advertising and data subscriptions, collection sales, and auctions to help us hit this goal.

We have raised approx. $4 million our initial 40 shareholders from in a number of rounds and believe that we could raise from them again (but there are no plans to do so).

All projections in the above narrative are forward-looking and not guaranteed.

**Net Margin:** -54% **Gross Margin:** 78% **Return on Assets:** -105% **Earnings per Share:** -$16,981.93 **Revenue per Employee:** $156,383 **Cash to Assets:** 19% **Revenue to Receivables:** 1,125% **Debt Ratio:** 110%

HobbyDB_2022-21_consolidated_Financials.pdf | hobbyDB_Notes_to_Financial_Statements_2022.pdf | Changes_to_Shareholders_Equity_2020_and_2021.pdf | Changes_to_Shareholders_Equity_2021_and_2022__1_.pdf | hobbyDB_P_L_2021.pdf | hobbyDB_Cash_flow_2021.pdf | hobbyDB_Balance_Sheet_2021.pdf | hobbyDB_Balance_Sheet_2022.pdf | hobbyDB_Cash_Flow_2022.pdf | hobbyDB_P_L_2022.pdf

# We ♥ Our 1412 Investors

## Thank You For Believing In Us

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| Miguel Villa | Christopher Short | William Holmes | Christopher Choundramary | Paul Magdadaro | Justin Pino | Juan Monroy |
| David Aguilera | Joseph Cook | David Lecours | Kandice Griffin | Garrett McKay | N R Poudry | Francisco Javier Serrano |
| Frits Mol | Kelle Moore | Jeff Veres | Jeff Abner | Jim Palmieri | Nixon Yang | Scott Madole |
| John A Kovakas | Alicia Nix | Leonard M Smith | Trenee Fregoso | Shannon Trochesset | Bruce Pascal | Shane Cadwell |
| Martin Nwosu | Lenin Mangoba | Tony Forsyth | Christopher Caruk | Peter Schou Hansen | Matthew Richard Crilon | Jeff Thomas |
| Oralia Gil | Ryan Gelobter | Maxime Beaulieu | Andrew Gleaner | Suzanne Lanctot | Mrs. Dwan Coty | Cameron Hilton |
| Craig Lombardi | Damian Garza | Mark Claravall | Elizabeth Bright | Kyle Klock Jr | Jim Manship | Gunnar Haas |
| Angela BROWN | Bryan Benedict | Eckehard Scherf | Balko Dikmann | Anne Kathryn Guy | Richard E Kane II | John Shuniya |
| James Conkey | Johanna Flores | Vinson Sullivan | Guy Edmonds | Meghan Stevens | Richard Mcdougald | Tyler Grossman |
| Lance Wright | Nixon Yang | Tyrone Evans | Peter Reschke | Amit Bansal | Jessica Reeder | Ron Motz |
| Diep Le | Peter A Gigante | Jeremy Gormaz | John Roston | Fernando Govea | Adrian Pinaglia | Marc Wüerttemberger |
| Carlos Gonzalez | Rosa Lopez | Eugene A RICHARDS | Rick Ansey | John Hernandez | Edgar Zamano | Jose MARTINEZ |
| Luis VALA | Cathy Fahrmeyer | Aj Anderson | Bryan Lampl | Michael Boyer | Nathan Arendt | Prashant Trivedy |
| Paul Deardorff | Joseph Pinkerton | Lee Blars | Thompson Knox | Dave Gilbert | Henry Soc | Isaac Nelson |
| Carolyn Treska | Juan Marquez | Deborah Elmes | Cecil Runyon | Chandar Ramanathan | Bao Nguyen | Bill Nelson |
| Anthony Langon | Harold Paulo Bautista | Brian Lester | Dale W Peterson | Michael Plank | Matt Burchell | Michael L Tompkins |
| Mark Michaelsen | Theodore Rubin | Marc Brewster | Richard Lopez | Garrett Petersen | Richard Lindhe | Frank Mark |
| Samuel J Rogers | Kassidy Mertz | Eric Heydt | Douglas Hesbol | John A Kuvakas | Lee Montelelcon | Michael Pracher |
| Alex Wright | Anthony Tirit | Savannah Davis | Edward Reyes | Alexandros Argoudelis | Jessica Saibritz | Lawrence Shaw |
| Jarrod Topper | Charles Knight | Travis Sierde | Jack Cory | Jesika Cooney | Thomas Leib JR | Jerry Judah |
| Peter Scavuzzo | Ivan Rodriguez | Zachary Grey Dolenar | Lee Blars | Shaun Mahoney | Michael Bonifonte | Stacey Crosby |
| Jennifer L Dilbeck | Cory Baker | James Adams | Kenneth Wan | Calvin Mcdonald | Wes Howard | Frits Mol |
| Shawn Hofstede | Jeremiah Simpson | Maria Vizcarra | James Oldfield | Alexander Freeman | Matthew Daughdrill | Michael Chaby |
| Christopher James Chavez | Amir Hudson | Leo E Grimaldi | Erik Miller | Arturo Saldana | Oliver HERRERA | Jacqueline Fulmer |
| Keith Paulner | Christopher Hernandez | Diep Le | Leonardo Muoz Vergara | Jorge Yamil Martinez Mar... | Justin Shephard | Ken Volup |
| John Savinelli | Steve Lesperence | Johnny Delgado | Andy Waskie | Jeff Tomassini | Andrew Min | Dan Turner |
| Alan D Goering | Ray Lawson | Richard E Kane II | Harvey Gorenson | Shawn Steele | Bryan Knight | Eugene A RICHARDS |
| Nathan Kruger | Lisa Scavuzzo | Michael Perez | Brandy Justus | Jeremy Joseph Boyd Ass... | Mark Bonder | Cotrina Sexton |
| Micah Shope | Ralph Monteiro | Jaymie P. San Nicholas | Eric Ford | Ferdinand Pehlinger | Bryan Caroue | Susan James |
| Scott Green | Gary Grennan | Geoffrey Hunt | A I McKinnon | Nixon Yang | Thomas Kinney | Damian Morgan |
| Eric Yarekin | John Gabel | Eric Porter | Kimberly Dodd-Brown | Julio Aviles | Arthur Hill | Mary Olsen |
| Richard Engesser | Brian Smoleas | Bernie Acosta | William Peter Onofreychuk | Matthew Vaughn | Dena Wilson | Jimmy Nichols |
| Peter Roman | Catherine Shorrosh | Jared E Fay | Brendon VETUSKEY | Joseph Houck | Andrew Gleaner | Jeff Abner |
| John A Kuvakas | Daniel Newman | Shawn Hofstede | Edwin Feliciano | John Bastian | Oralia Gil | Dave Gilbert |
| Waqar Rizvi | Andrew Price | Nixon Yang | Jeff Tomassini | Yu Yia Tung | Todd Fucci | Manuel Segura |
| Hasan Ealay | Josh McDaniel | Lineal Shaw | Lee Blars | Jeffrey Tackett | Eric Ford | Louis Coletti |
| Waylon Ross | Richard Lindhe | Norman Utsey | Jason Paul | Jeffrey Davies | Abilio A Dominguez | SaLanna Pepper |
| Brian Byrom | Isaac Nelson | Tammy Malley-Naslund | Jose Rico | James Adams | Joann Vanak | Rafael Villaplana |
| Klayton Kopecky | Graham Duncan Townson | Ryan Gelobter | Jeff Brewitt | Alex Lewis | Michael Lynch | Shalaine Blount |
| Damon Holeland | Francisco Javier Serrano ... | Cory Weinstine | Mat Dunbar | Christopher Lambros | Joseph Pinkerton | Juan Munoz Jr |

| | | | | | | |
|---|---|---|---|---|---|---|
| Juan Munoz Jr | Gail Lenna Pepper | Norman Utsey | Frits Mol | Joann Vanek | Cheol Eung Kim | Holger Rother |
| John A Kuvakas | James Stevens | Jennifer Mohler | Tim Hoffmen | Scott Hudson | Scott Hudson | David Wood |
| John Deharry | Vicki Deorduff | James Russell | Abdur Rahman Rozell | Bill Nelson | | |

# Thank You!

From the hobbyDB Team



**Christian Braun**
Collector of Collectors & CEO



**Alexandra Lindsay**
Connector of Collectors & Marketing



**Christopher Caruk**
Crafter for Collectors & Development

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Ted Huffman | President @ Addion | 2020 |
| Peter Reschke | Retired @ N/A | 2020 |
| Christian Braun | CEO @ hobbyDB | 2013 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Christian Braun | CEO | 2013 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Christian Braun | 4,896,309 Common and Preferred | 30.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 09/2013 | $75,000 | Common Stock | Regulation D, Rule 506(b) |
| 09/2015 | $18,000 | Common Stock | Regulation D, Rule 506(b) |
| 05/2017 | $2,868,406 | Preferred Stock | Regulation D, Rule 506(c) |
| 10/2017 | $325,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2018 | $500,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 12/2018 | $240,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 09/2019 | $260,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 01/2020 | $209,709 | | Other |
| 03/2020 | $20,314 | | Other |
| 04/2020 | $273,629 | | 4(a)(6) |
| 05/2020 | $10,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 12/2020 | $139,294 | | 4(a)(6) |
| 04/2021 | $127,131 | | Other |
| 12/2021 | $50,000 | Preferred Stock | Section 4(a)(2) |
| 03/2022 | $65,000 | | Other |
| 04/2022 | $155,067 | | 4(a)(6) |
| 12/2022 | $36,932 | | Other |
| 12/2022 | $39,411 | | Other |
| | $51,140 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT |
|---|---|---|---|---|---|---|
| PayPal | 01/07/2020 | $209,709 | $34,951 | 0.0% | | Yes |
| EIDL | 03/01/2020 | $20,314 | $0 | 0.0% | | |
| Payroll Protection Program | 04/18/2021 | $127,131 | $0 | 1.0% | 08/30/2024 | |
| Intuit | 03/09/2022 | $65,000 | $29,844 | 9.99% | 09/09/2023 | Yes |
| Christian Braun | 12/03/2022 | $36,932 | $36,922 | 0.0% | | Yes |
| 3 Team Members | 12/03/2022 | $39,411 | $39,411 | 0.0% | | Yes |

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 23,000,000 | 5,704,764 | Yes |
| Preferred Stock | 15,000,000 | 10,616,093 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 56,117 |
| Options: | 555,556 |

### Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

You will not have significant influence on the management of the company.

The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors that are needed to provide our services - Competition - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

Changes to Legislation and Taxes Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and are currently changing our business model so that we are not regulated by these marketplace facilitator laws.

Risks Relating to the Company and Its Business We have a limited operating history. We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

We have historically experienced net operating losses and may not be consistently profitable for the foreseeable future.

We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Valuation Methodology for Prior Reg CF Raise**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Hobbydb Corp.

- Delaware Corporation
- Organized October 2013
- 3 employees

1500 S Vona Ct
Superior CO 80027

https://www.hobbydb.com

## Business Description

Refer to the hobbyDB profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

hobbyDB is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.